Commission File No.: 001-08944 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities and Exchange Act of 1934

Subject Company: United States Steel Corporation Commission File No.: 001-16811
This filing relates to the proposal made by Cleveland-Cliffs Inc. (“Cliffs”) to the board of directors of United States Steel Corporation (“U.S. Steel”) to acquire all of the outstanding shares of U.S. Steel.
The following is a transcript of the CNBC interview of Cliffs’ Chairman, President and Chief Executive Officer, Lourenco Goncalves, on August 14, 2023 that was posted on Cliffs’ website on August 24, 2023.
CNBC: Squawk on the Street
August 14, 2023
CNBC: Let’s start first of all with U.S. Steel’s perspective, basically saying that you refused to sign a customary NDA that would have helped them assess the valuation of the stock component in your offer and the regulatory risk associated with the deal. Is that true, and if so, why deny them that NDA, which is seen as pretty customary in the M&A world?
Lourenco Goncalves: It’s not true. Actually, I was working diligently with my legal advisors to get to language that I could sign. But they were hard to move, and they were working from their position of delay tactics. They started with an 18-month standstill provision – that would be absurd. We were narrowing down the time for something more manageable. But then they were basically demanding that I would not talk to the USW. And talking to the USW is mandatory, because they have a provision in their labor agreement that gives the USW the opportunity, the possibility, to counteroffer any offer. So, I was able to clear that, preempt that, and I have full support of the USW, and they will not support anyone else other than Cleveland-Cliffs. So that's not something I can change – the past. So that's why I did not sign the NDA.
CNBC: Because you were still seeking government approvals. What was their rationale for not wanting you to go forward with that?
Lourenco Goncalves: We believe that we have a compelling case that the government should be not only approving, but enthusiastically supporting, this deal. We will finally have, after a few decades, a steelmaker that is among the top ten in the world. The steel business is a world business. Our main competitor is always imports and a lot of dumping, a lot of subsidies. Governments trying to chime into our markets. So we are finally having one that will be at the same level of ArcelorMittal and Nippon Steel and Posco and all the Koreans. And by the way, all these companies in the top ten, they were built based on mergers and acquisitions. The number one is Baowu. The Bao is Bao Steel from Shanghai, and the Wu is Wuhan from Wuhan City. So even in China they have mergers. ArcelorMittal is a merger between Arcelor and Mittal. And Arcelor by itself was a merger between Aceralia, Arbed and Usinor. So, I am using the playbook and I am extracting the synergies and creating jobs. Union jobs. That's a good thing for the country. That's a good thing for Cleveland-Cliffs.
CNBC: I want to follow up on the jobs aspect in just a minute. But in terms of the regulatory approval, this regulatory environment is notoriously difficult, relative to what's happened in the past. The combined share of exposed automotive steel would be over 50% of the market if this deal were to go through, according to Key Bank analysts, and it would also constitute more than 50% of the carbon sheet consumption. Both of those likely to present regulatory issues, especially in this current environment, no?
Lourenco Goncalves: You are using the wrong source. You are using someone that is not seeing the big picture. If you narrow down the geographical area, you’re going to say that here in Cleveland I have 100% because there is only one steel mill and I own that mill. But the problem is that the market is not just the United States. We compete against steel coming from South Korea. We compete against steel coming from Japan. The transplants like the steel from Japan. The transplants from Korea like the steel from Korea. Same thing with the Germans. The specifications are written abroad. Even companies that are members of the Detroit Three, one of them has headquarters in Europe. So the fight is in a much bigger geography, and in that regard we are very small, even after the merger. Another thing is that not only steel – a lot of the materials used in a car, for exposed parts, for doors, for roofs, for ceilings, for everything that you see in a car on the outside, the exposed parts, are aluminum. I drive a car that the outside is aluminum, not steel. So, we have to compete against alternate materials, and no car manufacturer is shy to replace steel with other materials if they can. So we need to have scale, we need to be able to compete, we need to continue to create jobs in the United States, and that’s what we are doing.
CNBC: The street sort of looked askance at the free cash flow profile of U.S. Steel versus you, Lourenco, and some wonder why – what they have to offer you. Are you characterizing them as sort of beachfront property, or is this sort of a gut job you would have to renovate?
Lourenco Goncalves: I think U.S. Steel’s a great company. I believe that the management is doing a phenomenal job in terms of creating the basis for what we are going to assume. Because this deal will close. We are going to buy. We are going to be able to finish the deal. And with the support of the USW we’re going to have an American champion, among the top ten in the world. But as far as cash flow, we provide them with more than cash flow. We have cash flow. They have cash expenditures to finish their construction, which of course we will do. And we will use our cash to help them de-risk their capex program. But most importantly, we are going to have the ability to support the mini-mill with our scrap company. They don't have that. We will bring that. We will support their blast furnaces with our HBI. They don't have that. We have that. So it's a really synergetic deal. $500 million dollars is kind of a conservative number. We are going to pass that number.
CNBC: What gives you the confidence that this deal will close, Lourenco? Now U.S. Steel basically has a for sale sign up saying they're assessing strategic alternatives. Would you consider doing an all-cash deal, and what has to take place from this point forward to get this deal closed?
Lourenco Goncalves: Leslie, it’s Lourenco by the way. But anyway, certainty that the deal will close is because the USW, the union, has a clause in their labor agreement with U.S. Steel that gives the union the ability to counter any offer if they don't like the company that's trying to acquire a portion or the entire company. And they put it in writing, and I’ve made it public, that they will exercise the right, if U.S. Steel shops the deal and comes up with another deal. And by the way, we have a premium of 43%. My offer is more than reasonable. It’s a rich offer. So, I believe that the company is worth what I offered. I am not doing any favors to them. But this is a deal for people that understand M&A, not people that hide behind consultants, not people that talk about the regulators, and they don't have a clue how to deal with the regulators. My track record, I approved two deals in the last three years. I acquired AK Steel, I passed with flying colors. I acquired ArcelorMittal a few months later, both in 2020. And you could not find one person who would say that deal would get approved, and we passed without second review. We understand the process. We have experience. Our attorneys are well prepared. We have an economist on retainer that is someone that has done that for us several times. We are fully confident that we are going to continue to generate jobs, and that's a very important portion that people neglect. Our track record is we acquired two companies and instead of shrinking the workforce, we increased the size of the workforce by 1,700 employees. Revenues went from $2 billion in 2019 to $23 billion in 2022. Pro forma, we will be $44 billion. We are happy with the size. I don't think we are going to be done at number ten, but being number ten in the world is a good start for the United States of America.
CNBC: So then Lourenco, just real quickly, one more quick question for you. [Unintelligible dialogue.] The offer that is on the table. Is that your final offer? Are you willing to go back to the table to negotiate from here?

Lourenco Goncalves: I negotiate with the other party. I don't negotiate through the press. But I appreciate the opportunity to not only explain the deal but also to say loud and clear that our partnership with the USW, the union, is iron clad. There is no daylight between myself and Tom Conway. He’s my partner, and we are going to do this together. This is a deal for the shareholders of Cleveland-Cliffs, the bondholders of Cleveland-Cliffs, the workforce of Cleveland-Cliffs, and the unions represented by Cleveland-Cliffs – including the USW, the UAW, the IAM – all my partners.
CNBC: Well, the market seems to hear your compelling rationale loud and clear. Cleveland-Cliffs shares up more than 5%, largely over the course of this interview. So we appreciate it, Lourenco, thank you for being here and thank you for sharing your perspective. We will be following this one closely from here on out.
Lourenco Goncalves: OK, thank you very much, Lourdes.
Forward Looking Statements
This communication and any accompanying materials may contain statements that constitute “forward-looking statements” within the meaning of the federal securities laws. All statements other than historical facts, including, without limitation, statements regarding our current expectations, estimates and projections about our industry, our business or a transaction with U.S. Steel, are forward-looking statements. We caution investors that any forward-looking statements are subject to risks and uncertainties that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following: the risk that a transaction with U.S. Steel may not be consummated; the risk that a transaction with U.S. Steel may be less accretive than expected, or may be dilutive, to Cliffs’ earnings per share, which may negatively affect the market price of Cliffs common shares; the possibility that Cliffs and U.S. Steel will incur significant transaction and other costs in connection with a potential transaction, which may be in excess of those anticipated by Cliffs; the risk that the financing transactions to be undertaken in connection with a transaction have a negative impact on the combined company’s credit profile or financial condition; the risk that Cliffs may fail to realize the benefits expected from a transaction; the risk that the combined company may be unable to achieve anticipated synergies or that it may take longer than expected to achieve those synergies; the risk that any announcements relating to, or the completion of, a transaction could have adverse effects on the market price of Cliffs common shares; and the risk related to any unforeseen liability and future capital expenditure of Cliffs related to a transaction.
For additional factors affecting the business of Cliffs, refer to Part I – Item 1A. Risk Factors of our Annual Report on Form 10-K for the year ended December 31, 2022, and other filings with the U.S. Securities and Exchange Commission (the “SEC”).
Important Information for Investors and Shareholders
This communication relates to a proposal that Cliffs has made for an acquisition of U.S. Steel. In furtherance of this proposal and subject to future developments, Cliffs may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement or other document Cliffs may file with the SEC in connection with the proposed transaction.
Investors and security holders of Cliffs are urged to read the proxy statement(s), registration statement, tender offer statement and/or other documents filed with the SEC carefully in their entirety if and when they become available, as they will contain important information about the proposed transaction. Any definitive proxy statement(s) (if and when available) will be mailed to shareholders of Cliffs. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Cliffs through the website maintained by the SEC at http://www.sec.gov.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filing that may be made with the SEC. Nonetheless, Cliffs and its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Cliffs is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 14, 2023, and its proxy statement for its 2023 annual meeting of shareholders, which was filed with the SEC on April 3, 2023.
Any information concerning U.S. Steel contained in this communication has been taken from, or based upon, publicly available information. Although Cliffs does not have any information that would indicate that any information contained in this communication that has been taken from such documents is inaccurate or incomplete, Cliffs does not take any responsibility for the accuracy or completeness of such information. To date, Cliffs has not had access to the books and records of U.S. Steel.